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U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 1-12362

 (Check One):

 [ X ] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K

[ ] Form 10-Q or Form 10-QSB [ ] Form N-SAR

For Period Ended: March 31, 2003

[ ] Transition Report on Form 10-K or Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q or Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: LifePoint, Inc.

Former Name If Applicable: U.S. Drug Testing, Inc.

Address of Principal Executive Office (Street and Number): 1205 South Dupont Street

City, State and Zip Code: Ontario, California 91761

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K or Form

10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and

Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant's annual report on Form 10-K for the year ending March 31, 2003 cannot be filed within the prescribed time period due to a lack of funding and resources to close the books and prepare the financial statements which also delayed the commencement of the annual audit which has not yet been completed.

The Form 10-K will be filed as soon as reasonably practical and in no event later than the fifteenth calendar day following the prescribed due date.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Donald R. Rutherford 909 418-3000

(Name) (Area Code) (Telephone Number)

    Have all other periodic reports required under Section 13 or15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s). [X] Yes [ ] No

    Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. [ ] Yes [X] No

LifePoint, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 27, 2003

By /s/ Donald R. Rutherford

Donald R. Rutherford

Chief Financial Officer